

● LIVE OFFERING · REGULATION CF · COMMON STOCK

The Future of News Belongs to the *People.*

That era of corporate-controlled media is ending.

For decades, six massive corporations controlled the flow of information in America. They decided what stories were told, which voices were amplified, and what narratives reached the public. Nico Ventures, Inc. is building what comes next – a citizen-powered press through yourNEWS.com.

Invest Now →   **View Form C →**

Sam Anthony Crowd Funding Video
yourNEWS

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$2.00	$300	$365K	10/31/26
PER SHARE	MIN. INVESTMENT	MAX. OFFERING	DEADLINE

OUR VISION

The Future of News Belongs to the People

For decades, six massive corporations controlled the flow of information in America. They decided what stories were told, which voices were amplified, and what narratives reached the public.

That era is ending.

The legacy media business model is collapsing in real time. Newspapers are shutting down. Television ratings continue to decline. Major media organizations are laying off thousands of employees. Trust in traditional media has reached historic lows.

At the same time, a completely different model has emerged.


> *Platforms replaced gatekeepers.*

YouTube created a technology that allowed anyone with a camera and an internet connection to become a broadcaster. Today, YouTube has more than 60 million creators producing content consumed by billions of people worldwide. The marketplace–not a newsroom–decides what content succeeds.

Nico Ventures, Inc., through its platform yourNEWS.com, is building what we believe will become the next mainstream media: a citizen-powered press.

yourNEWS is a hyper-local news platform designed to decentralize and democratize the news business. Instead of relying on centralized editorial control, yourNEWS gives independent journalists, citizen reporters, content creators, podcasters, and local voices the ability to publish local, state, and national news directly to the public.


> *We are creating the infrastructure for the future of journalism.*

Legacy Media Is Collapsing

Newspapers are shutting down. Television ratings continue to decline. Major media organizations are laying off thousands. Trust in traditional media has reached historic lows.

newsroom–decides what content succeeds.

The same transformation is now happening to news.

Platforms Replaced Gatekeepers

YouTube proved that the marketplace – not a newsroom – decides what content succeeds. 60 million creators. Billions of viewers. The same transformation is now happening to news.



$511K

RAISED IN PREVIOUS ROUND



20K+

LOCAL EDITIONS NATIONWIDE



60M+

YOUTUBE CREATORS – THE MODEL



400K+

FREELANCE JOURNALISTS IN U.S.

A PLATFORM BUILT FOR THE NEW MEDIA ECONOMY

yourNEWS Is Structured Like a Platform, Not an Institution

Traditional media companies are structured like institutions.

yourNEWS currently has thousands of contributors across America and continues to grow daily. Our audience has expanded into the millions of monthly visits as the demand for independent and hyper-local news accelerates.



THE GROWTH FLYWHEEL

Traditional media companies are structured like institutions.

yourNEWS is structured like a platform.

Our model allows contributors to build audiences, publish content, and participate in advertising revenue generated around their work–similar to how creators monetize on YouTube and other creator-driven platforms.

Contributors can publish written articles, audio content, and video through embedded media. Content can be distributed geographically by city, county, state, regional market, or nationwide.

Our platform already operates across roughly 20,000 local editions throughout the United States.

> *This is not theory. This is already happening.*

- As creators increase, audience increases.
- As audience increases, advertising revenue increases.
- This is the same platform growth model that transformed social media, streaming, and the creator economy.

WHY LOCAL NEWS MATTERS

We believe the future local reporter will not necessarily come from a

WHY LOCAL NEWS MATTERS

Local News Is the Backbone of Democracy

For generations, communities relied on local newspapers and radio stations to understand what was happening in their neighborhoods, schools, businesses, and governments.

But the economics of local journalism have collapsed.

Large corporations consolidated local media into centralized operations, stripped local coverage, and prioritized national narratives over community reporting.

> ***Entire communities across America now have little to no meaningful local news coverage.***

yourNEWS is filling that void.

We believe the future local reporter will not necessarily come from a journalism school or a major newsroom. It will often be someone already trusted within the community—someone who lives there, understands the issues, and cares deeply about what happens locally.

Citizen journalism is no longer an idea of the future. It is already reshaping media today.

Independent creators are breaking stories, building audiences, and influencing national conversations without ever working for a traditional newsroom.

> ***The public is deciding who they trust.***

A MASSIVE MARKET OPPORTUNITY

One of the Largest Shifts in Media History

The transition from legacy media to decentralized platforms represents one of the largest shifts in media history.

The companies that build the infrastructure for creator-driven media platforms stand to capture enormous long-term value.

Wall Street increasingly values platform businesses based on creator ecosystems, user engagement, and scalable network effects.

yourNEWS is positioning itself at the intersection of several powerful trends:

01 The collapse of traditional media

02 The rise of independent journalism

03 The growth of the creator economy

04 The increasing demand for uncensored and decentralized information

OUR MISSION

"To put the power of the press back into the hands of the people."

04 information

05 The resurgence of hyper-local content

06 The shift from institutions to platforms

Our mission is simple. The companies that dominate the next decade of media will not look like the companies that dominated the last one. They will be platforms. They will empower creators. They will decentralize information.

WHY WE'RE RAISING CAPITAL

Accelerating the Expansion of yourNEWS

Nico Ventures is raising capital to accelerate the expansion of yourNEWS and continue building the technology, infrastructure, and audience required to scale nationally and eventually globally.

The proceeds from this offering are expected to support:

- Technology development and platform expansion
- Creator acquisition and onboarding
- Audience growth and marketing
- Advertising infrastructure
- Operational scaling and support staff
- Monetization systems for contributors
- Expansion of local market coverage

We believe we are still in the early stages of a major media transformation.

The companies that dominate the next decade of media will not look like the companies that dominated the last one.

They will be platforms.
They will empower creators.
They will decentralize information.
They will give the public a voice again.

That is what yourNEWS is building.

JOIN THE MISSION

More Than an Investment Opportunity

This offering is more than an investment opportunity.

It is an opportunity to participate in the rebuilding of the American media

A free press was never meant to belong to a handful of corporations.

It was meant to belong to the people.

Nico Ventures and yourNEWS are building the technology to make that possible.

The future of news is not centralized.
The future of news is citizen-powered.

Join the Mission – Invest Now →

The Team & Advisory Board

Our founding team and advisors encompass well-known media stars, journalists, and seasoned executives – a unique assemblage of experienced talent ready to grow the company.



Sam Anthony
FOUNDER & CEO

Sam Anthony possesses over two decades of expertise in the online media industry, propelled by his conviction that the internet would revolutionize traditional media. He has played a pivotal role in designing and implementing technology that has enabled tens of thousands of journalists to transition into the digital realm.



Kevin O'Neill
CHIEF TECHNOLOGY OFFICER

Kevin's experience includes leading teams in strategic online campaign strategy, website development, design and deployment, native and web app interface design, and social media integration. His specialties include WordPress development, UX/UI design, social media strategy, and SEO.



Delaney Sommer
EDITOR-IN-CHIEF

Widely recognized as a pivotal figure at Nico Ventures, Delaney brings 15+ years in news covering journalistic articles, corporate communications, and marketing. She has served as CCO and President at media organizations, authored TV scripts, and interviewed public figures including Donald Trump and Woody Harrelson.









Alex Newman
ADVISOR

Alex Newman is an experienced Chief Executive Officer with a demonstrated history of working in the newspapers industry. Skilled in Journalism, Corporate Communications, Management, Newspapers, and Social Media. Strong media and communication professional with a B.S. focused in Journalism from University of Florida.

Sarah Westall
ADVISOR

Sarah Westall is a successful entrepreneur and business executive. In the past 25 years, she has created and developed multiple companies including a successful management and consulting firm and a multi-million-dollar international import and manufacturing company. She has a dynamic leadership career spent building high-performance teams in highly competitive industries.

Sean Turnbull
ADVISOR

Sean has a BA in Journalism from the University of Wisconsin. He launched the SGTreport YouTube channel in 2010 and the website SGTreport.com in 2011, devoted to uncovering and reporting on corruption in media, banking, and government.

ASK THE FOUNDERS

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FAQ

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Questions from Investors

Everything you need to know about investing in Nico Ventures, Inc. through this Regulation CF offering.

- What is Regulation CF?
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Ready to Invest in Free Press?

Minimum investment $300 · 150 shares of Common Stock ·

Offering closes October 31, 2026

Invest Now → | View Risk Disclosures

RISK DISCLAIMER

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